April 30, 2019

Michael J. Rispoli
Chief Financial Officer
Newmark Group, Inc.
125 Park Avenue
New York, New York 10017

       Re: Newmark Group, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 15, 2019
           Form 8-K
           Filed February 12, 2019
           File No. 001-38329

Dear Mr. Rispoli:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities